                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 16)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 10, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        49,243,920
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                49,243,920

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                49,243,920

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           56.2%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       12,760,665
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               12,760,665

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               12,760,665

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       25,653,601
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               25,653,601

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               25,653,601

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.3%


(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 16 amends and supplements Item 5 of the Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to
Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to
Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to
Schedule 13D dated July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998, Amendment No. 11 to
Schedule 13D dated August 10, 1998, Amendment No. 12 to Schedule 13D dated August 19, 1998, Amendment No. 13 to Schedule 13D dated August 24, 1998, Amendment No. 14 to Schedule 13D dated September 3, 1998 and Amendment No. 15 to
Schedule 13D dated September 11, 1998 ("Schedule 13D") previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Between September 14, 1998, and September 18, 1998 AIG, through its subsidiary National Union, purchased 429,700 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $24.00 to $25.00 per share as follows:


         DATE                       SHARES            PRICE
         ----                       ------            -----
September 14, 1998                  176,600           $25.0000
         "                            7,300           $24.8750
         "                            4,700           $24.9375
September 15, 1998                    1,700           $24.0000
         "                           26,900           $24.6875
         "                            4,500           $24.6250
September 16, 1998                   78,300           $25.0000
September 17, 1998                   13,400           $24.5625
         "                           29,100           $24.5000
September 18, 1998                   74,900           $25.0000
         "                            1,700           $24.5625
         "                            1,500           $24.8750
         "                            3,000           $24.6875
         "                            6,100           $24.9375


            Between September 21, 1998 and November 10, 1998 AIG, through its subsidiary American Home, purchased 493,100 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $21.0625 to $25.00 per share as follows:


September 21, 1998                    1,000           $24.3750
         "                            2,200           $24.5000
         "                           34,900           $24.2500
         "                            7,200           $24.3125
September 22, 1998                    4,600           $24.6875
         "                            2,000           $24.7500
         "                            2,500           $25.0000
         "                            2,000           $24.8125
         "                            1,500           $24.6250
September 23, 1998                   19,500           $25.0000
September 24, 1998                  117,100           $25.0000
September 25, 1998                    1,200           $25.0000
September 28, 1998                   61,000           $25.0000
September 29, 1998                   23,000           $24.9440
         "                            2,200           $25.0000
September 30, 1998                   39,200           $25.0000
         "                            7,000           $24.9375
October 8, 1998                       2,500           $21.0625
         "                              700           $21.1250
         "                            2,000           $21.4375
         "                            2,500           $21.2500
         "                            4,200           $21.3750
October 9, 1998                       3,000           $21.8125
         "                            1,000           $21.9375
         "                            1,200           $22.0000
         "                            2,300           $22.3750
         "                            1,300           $22.5000
October 12, 1998                      2,200           $23.0000
October 13, 1998                      2,500           $23.0000
October 14, 1998                      6,500           $23.0000
October 15, 1998                      2,000           $22.8750
         "                              600           $22.9375
         "                            3,000           $23.0000
November 3, 1998                      3,000           $23.8750
November 4, 1998                      5,000           $23.9375
November 5, 1998                     13,700           $23.9375
November 9, 1998                     20,300           $23.9375
November 10, 1998                    82,200           $23.8750
        "                             3,300           $23.8125



             American Home's, National Union's and each other AIG Sub's current ownership interests in the Company and the Common Stock is set forth on the cover pages to this Amendment No. 16 to Schedule 13D. The ownership percentages appearing on such pages have been calculated based on the number of shares of Common Stock outstanding as of July 27, 1998 (87,588,347 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the three month period ended June 30, 1998, as adjusted to give effect to the issuance of shares of Common Stock issued on conversion of the 200 shares of Series A Preferred Stock converted by American Home on September 4, 1998.

      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock since the filing of Amendment No. 15 to Schedule 13D, except for the purchase by National Union between September 14, 1998 and September 18, 1998 of 429,700 shares of Common Stock and the purchase by American Home between September 21, 1998 and November 10, 1998 of 493,100 shares of Common Stock as described in (a) above.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President